Architect of an Open World™

Schneider Electric

Press Release

Schneider Electric and Bull use their joint skills to launch new IT energy audit services

Paris (France), July 10, 2008 – Schneider Electric and Bull have combined their respective skills to form a partnership offering comprehensive data center energy audit services, designed to help organisations meet the challenge of energy efficiency.

These audit services will provide organizations with the indicators needed to define high performance, eco-friendly and sustainable practices in their IT activities and strengthen their environmental initiatives. Schneider Electric and Bull will combine their expertise in the areas of IT and power infrastructures management.

Under the terms of this agreement, Bull will market the offering in Europe.

Schneider Electric will rely on the leadership of APC by Schneider Electric in the datacenter environment.

"Environmental responsibility is still a relatively new phenomenon in business, explained Paul-François Cattier, Vice-President France, APC by Schneider Electric. *IT Departments are aware that their datacenters are consuming a growing amount of power, and are increasingly seeking eco-friendly energy solutions, but do not necessarily know how to ensure that this new imperative is a core part of their strategy for investment in IT."*

The audit methodology developed by Bull and Schneider Electric has four distinct stages:

- identifying potential economies of scale once the scope of the exercise has been established,
- evaluating energy efficiency and confirming opportunities where savings can be made,
- setting out recommendations that are consistent with the datacenter's energy profile,
- supporting the customer in its implementation of an energy optimization strategy and in the achievement of performance objectives.

"Schneider Electric had longstanding experience in energy efficiency services and projects, noted Paul Hamilton, Schneider Electric's Energy Efficiency Program VP. *We have successfully implemented a large number of projects in the construction and industrial sectors."*

In October 2007, Bull unveiled its "Bio Data Center™" concept: an innovative approach using an effective combination of servers and services to deliver performance, flexibility and sustainable development. This approach focuses in particular on curbing complexity and enhancing flexibility, in order to simplify and strengthen IT infrastructures, and ultimately reduce the data center's carbon footprint.

In this context, Bull's list of customer references includes numerous projects where the carbon footprint of IT facilities has been reduced by over 40%, and the virtualization/consolidation ratio is more than 15:1, with the number of low-workload servers being reduced and the optimization of virtualized servers to ensure they are working at 80% of their full capacity.

Press Contact :
APC by Schneider Electric
Murielle Combes
Phone : +33 (0) 1 41 90 52 21
Fax : +33 (0) 1 41 90 52 82
murielle.combes@apc.com

Press Contact:
Schneider Electric
Véronique Roquet-Montégon
Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95
veronique.roquet-montegon@schneider-electric.com

Press Contacts:
Bull
Anne-Marie Jourdain
Phone : +33 (0)1 30 80 32 52
anne-marie.jourdain@bull.net
Financial Dynamics
Elodie Marchand
Phone : +33 (0)1 47 03 68 17
elodie.marchand@fd.com

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Press Release (p. 2)

"This latest partnership reflects our vision of the Bio Data Center™, said Edgar Snoijink, General Manager of Bull's Infrastructure Services and Support. *It further strengthens our IT infrastructure expertise and allows us to offer a global and consistent service to our customers, enabling them in turn to implement ambitious green IT strategies."*

About Bull, Architect of an Open World

As one of the leading European IT companies, Bull delivers open, flexible and secure information systems. The group helps public and private sector customers transform their information systems, applying its know-how and expertise in three main areas:

- Capitalizing on its extensive mainframe experience, Bull designs and produces robust, innovative and open servers, based on industry-standard technologies;
- Building on its alliances with leading ISVs and long-standing involvement with Open Source, Bull develops and implements flexible and interoperable application infrastructures which give business processes the freedom to evolve;
- Bringing together recognized expertise in end-to-end IT security, Bull secures data and exchanges that are so critical in preserving customers' business integrity.

Bull has a particularly strong presence in the public, healthcare, finance, telecommunications, manufacturing and defense sectors. Its distribution network and business partners cover more than 60 countries worldwide.
www.bull.com

About Schneider Electric

Global specialist in energy management, Schneider Electric offers integrated solutions making energy safe, reliable, efficient and productive in the energy & infrastructure, industry, data centers & networks, buildings and residential markets. With sales of 17.3 billion euro in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

About APC by Schneider Electric

APC by Schneider Electric, a global leader in critical power and cooling services, provides industry leading product, software and systems for home, office, data center and factory floor applications. Backed by the strength, experience, and wide network of Schneider Electric's Critical Power & Cooling Services, APC delivers well planned, flawlessly installed and maintained solutions throughout their lifecycle. Through its unparalleled commitment to innovation, APC delivers pioneering, energy efficient solutions for critical technology and industrial applications.

In 2007, Schneider Electric acquired APC and combined it with MGE UPS Systems to form Schneider Electric's Critical Power & Cooling Services Business Unit, which recorded 2007 revenue of $3.5 billion (€2.4 billion) and employed 12,000 people worldwide.

APC solutions include uninterruptible power supplies (UPS), precision cooling units, racks, physical security and design and management software, including APC's InfraStruXure® architecture the industry's most comprehensive integrated power, cooling, and management solution.. Schneider Electric, with 120,000 employees and operations in 102 countries, had 2007 annual sales of $25 billion (€17.3 billion). For more information on APC, please visit www.apc.com. All trademarks are the property of their owners.

Press Contact :
APC by Schneider Electric
Murielle Combes
Phone : +33 (0) 1 41 90 52 21
Fax : +33 (0) 1 41 90 52 82
murielle.combes@apc.com

Press Contact:
Schneider Electric
Véronique Roquet-Montégon
Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95
veronique.roquet-montegon@schneider-electric.com

Press Contacts:
Bull
Anne-Marie Jourdain
Phone : +33 (0)1 30 80 32 52
anne-marie.jourdain@bull.net
Financial Dynamics
Elodie Marchand
Phone : +33 (0)1 47 03 68 17
elodie.marchand@fd.com

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric strengthens its position in renewable energy solutions with the acquisition of Xantrex, a worldwide leader in the inverter market

Rueil-Malmaison (France), July 28, 2008 – Schneider Electric (Euronext: SCHN) announced today that it has signed a definitive arrangement agreement with Xantrex Technology Inc. (Toronto Stock Exchange: XTX) providing for the acquisition by Schneider Electric of all of the common shares of Xantrex.

Xantrex is a top 3 global player in the solar and wind inverter market with strong growth potential:

- Leadership position in the very promising North American solar inverter market
- Extending positions in key European markets (Germany, Spain)
- Broad product portfolio in reliable leading edge 1 and 3 phase power technology
- Dedicated market access through specialised distributors, system integrators and OEMs

Xantrex will reinforce Schneider Electric's growing leadership position in solutions for renewable energies.

The renewable business is poised for continued high growth, with an expected 2006-2012 annual growth rate of around 30%[1] and 20%[2] for solar and wind, respectively. Demand is expected to remain strong driven mainly by increasing costs of fossil energies, societal sensitivity to environmental concerns and financial incentives in many countries.

Renewable energy is key to solving the equation of satisfying energy demand and reducing CO2 emissions. Already present in this market, Schneider Electric will reinforce its solution offering with the acquisition of Xantrex and will better meet market demand and customers' needs in Energy Efficiency.

Xantrex is focused on the inverter, the key entry point for solar and wind systems solutions, which efficiently converts raw electrical power from renewable energy generators (such as solar photovoltaic panels and wind turbines) into high quality, grid-worthy power.

Schneider Electric expects to realize significant synergies in acquiring Xantrex, leveraging both companies' strengths:

- Xantrex: mastering of advanced power electronic technology for renewable energy, and dedicated solar and wind channel access;
- Schneider Electric: wide international footprint with solution centres, and leverage with APC in purchasing, technology and operations.

[1] Market Buzz 2008 / Solar Buzz LLC 2008
[2] BTM Consult Aps "International Wind Energy Development – World Market Update 2006" (March 2007)

Investor Relations :	Press Contact :	Press Contact :
Schneider Electric	Schneider Electric	DGM
Alexandre Brunet	Véronique Roquet-Montégon	Michel Calzaroni
		Olivier Labesse
Phone : +33 (0) 1 41 29 70 71	Phone : +33 (0)1 41 29 70 76	Phone : +33 (0)1 40 70 11 89
Fax : +33 (0) 1 41 29 71 42	Fax : +33 (0)1 41 29 71 95	Fax : +33 (0)1 40 70 90 46
www.schneider-electric.com		
ISIN : FR0000121972		

Schneider Electric

Press Release (p. 2)

Mossadiq Umedaly, Chairman of Xantrex, commented: *"We are very proud and excited to join Schneider Electric. We think it is the best way to develop our business, taking advantage of our leading technology, products, market knowledge, and distribution channels together with Schneider Electric's global sales, service, supply chain, and solutions capabilities".*

Jean-Pascal Tricoire, Chairman of the Management Board and CEO of Schneider Electric, commented: *"This acquisition strongly enhances our position in Energy Management through the development of integrated and complete solutions which further meet customers' needs for global Energy Efficiency solutions".*

Under the terms of Schneider Electric's agreement with Xantrex, Xantrex will undertake a court approved plan of arrangement pursuant to which a subsidiary of Schneider Electric will acquire all of the shares of Xantrex. The arrangement must be approved by Xantrex's shareholders by the affirmative vote of at least 66.7% of the votes cast, in person or by proxy, at a shareholders meeting. It is also subject to the divestiture of Xantrex's programmable business prior to closing and to customary closing conditions including necessary regulatory approvals. The transaction is expected to close by October 2008.

OCM Principal Opportunities Fund, L.P., which owns 7,066,552 common shares or approximately 24.4% of the outstanding common shares of Xantrex, has entered into an agreement with Schneider Electric to vote its shares of Xantrex in favour of the transaction and to otherwise support its completion, subject to the terms and conditions of such agreement. OCM is the largest shareholder of Xantrex and the only shareholder holding more than 10% of the outstanding common shares.

The price to be paid for Xantrex is CAD 415 million (USD 412 million) expressed as an enterprise value on a cash-free and debt-free basis. The offer price represents a price per share of CAD 15.0 to Xantrex shareholders and will be paid in cash. The total aggregate purchase price of CAD 498 million is inclusive of net proceeds from the sale by Xantrex of its programmable business.

Due to Xantrex's high growth potential and significant realizable synergies, which should lead to total sales of USD 470 million and EBITA of USD 69 million in 2011, the Return on Capital Employed for this acquisition should be well above Schneider Electric's financial criteria.

About Xantrex

Xantrex Technology Inc. (www.xantrex.com) is a world leader in the development, manufacturing and marketing of advanced power electronic products and systems for the renewable, programmable, and mobile power markets. The company's products convert and control raw electrical power from any central, distributed, renewable, or backup power source into high-quality power required by electronic equipment and the electricity grid. Xantrex is headquartered in Vancouver, Canada, with facilities in the United States, Germany, Spain, England, and a joint venture in China.

About Schneider Electric

Global specialist in energy management, Schneider Electric offers integrated solutions making energy safe, reliable, efficient and productive. With sales of 17.3 billion euros in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Investor Relations :
Schneider Electric
Alexandre Brunet

Phone : +33 (0) 1 41 29 70 71
Fax : +33 (0) 1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Press Contact :
Schneider Electric
Véronique Roquet-Montégon

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

Press Contact :
DGM
Michel Calzaroni
Olivier Labesse

Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

END